PT Multimedia

April 30, 2002

Securities and Exchange Commis
Division of Corporate Finance
Office of International Corporate
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Re: PT MULTIMÉDIA-Serviços de Telecomunicações e Multimédia, S.G.P.S., S.A. **(File No. 82-5059)**
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of PT MULTIMÉDIA-Serviços de Telecomunicações e Multimédia, SGPS, S.A. (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with an exhibit hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the document listed below, which constitutes information that the Company has recently made public pursuant to the laws of Portugal:

1. A press release of the Company announcing its first quarter 2002 results.

If you should have any questions or comments, please call the undersigned at 00-351-21-782-4725.

Very truly yours,

Lídia Falcão

Lídia Falcão

Enclosure

dlw 5/2

PT – Multimédia,
Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Sede - Av. Fontes Pereira de Melo, 40
1069-300 Lisboa
Portugal

Tel + 351 21 782 47 00
Fax + 351 21 782 47 35

PT- Multimedia – Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Public Company
Registered Office: Av. 5 de Outubro, n.º 208, 1069-203 Lisboa
Collective Person n.º 504 453 513
Registered in the Lisbon Registrar of Companies under n.º 8357
Share Capital: 78,448,464 Euros

PT MULTIMEDIA reports results[1] for the first quarter of 2002

Lisbon, Portugal, April 29, 2002 – PT Multimedia today announced results for the first quarter of 2002. Consolidated revenues amounted to EUR 169 million, a 24% growth, EBITDA reached EUR 15 million, a 66% increase, and EBITDA margin rose from 6.7% to 9.0%, mostly due to TV Cabo's performance. Businesses conducted by this subsidiary continued to show a strong growth: the number of pay-TV subscribers increased by 17%, the number of broadband Internet access subscribers nearly tripled, and revenues grew by 40%. TV Cabo's EBITDA almost doubled, amounted to EUR 13 million, while its EBITDA margin reached 16.1%, a 4.2 p.p. increase over the same period last year.

KEY HIGHLIGHTS

Financial Results

- **Consolidated Revenues: EUR 169 million,** a 24% growth over first quarter 2001 revenues;
- **TV Cabo Revenues: EUR 80 million**, a **40% growth** over the first quarter of 2001;
- **Lusomundo Revenues: EUR 71 million**, a **6% increase** over the same period last year. Growth is mainly attributable to the good performance in the audiovisual business, which increased its revenues by 17%. This positive evolution offset the decrease in the media business revenues (-2%), which was primarily due to the decrease of spending on advertising in the daily press;
- **ISP/ASP Services Revenues in Portugal: EUR 16.6 million** up from EUR 10.8 million in the same period last year, which represents a 54.3% increase. It should be highlighted that the effects of "PRAI" (Proposal for Internet Access Offer) are only reflected in the current year's revenues;
- **Portal Services Revenues in Portugal:** 1.2 million, a 71.4% growth over EUR 0.7 million generated in the same period last year (excluding Infordesporto from the consolidation);
- **Consolidated EBITDA: EUR 15 million,** a **66% increase** over the same period last year;
- **TV Cabo EBITDA: EUR 13 million**, a **90% increase** over first quarter 2001. EBITDA margin for the first quarter of 2002 was 16.1%;
- **Lusomundo EBITDA: EUR 6 million,** a 2% increase over first quarter 2001. In spite of the decline of the advertising market during the first quarter of 2002, the media business segment managed to have an EBITDA similar to that of the same period in 2001, and to maintain the EBITDA margin as result of operating cost control measures, increase in the cover price of most newspapers, and decrease in the cost of paper.
- **PTM.com EBITDA: negative EUR 4 million**, while in 2001 it had been negative EUR 2 million. This performance mainly reflects the increase in telecommunications costs in the ISP/ASP business, due to changes in the conditions of backbone rental;
- **Net Loss: EUR 40 million,** which compares with a net loss of EUR 23 million in the first quarter of 2001. Net Loss for the first quarter reflects and additional EUR 11 million in goodwill amortization, mainly related with the acquisition of PTM.com minority interests.

[1] Unaudited results.

Pay-TV

- **Number of homes passed: 2.3 million**, 1.5 million of which have two-way capability;
- **Cable and DTH subscribers: 1,187 thousand**, a **17.4% growth** over the first quarter of 2001;
- **Cable TV subscribers: 947 thousand**, a **10.6% increase** over March 2001. Penetration rate now stands at 45.2%;
- **DTH subscribers: 240 thousand**, a **54.8% increase** over the first quarter of 2001;
- **Premium channel subscribers: 767 thousand**, a **38.9% increase** over the first quarter of 2001. Pay-to-basic ratio now stands at 64.6%;
- **Premium sport channel subscribers: 346 thousand**, representing a **30.1% increase** over the first quarter of 2001;
- **Premium movie channel subscribers: 180 thousand**, a **46.3% increase** over the first quarter of 2001;
- **Pay-TV ARPU: EUR 18.9**, which represents an **8.0% growth** over the first quarter of 2001 and a 3.8% increase over ARPU figures for 2001 (EUR 18.2).

Lusomundo

- **Tickets sold in Portugal: 2.3 million**, a **4% growth** over the first quarter of 2001. Occupancy rates were above 20%;
- **Audiovisuals revenues: EUR 31 million**, a **17% increase** over the same period last year. This significant growth was mainly due to the success of Sony PS2 and the DVD format;
- **Jornal de Notícias (JN):** maintained its leading position in the general press segment. JN's average readership rate increased from 10.1% in the last quarter of 2001 to 10.6% in the first quarter of 2002, reaching an average circulation per edition of 108 thousand copies;
- **Diário de Notícias (DN):** established its leading position in the "quality" newspapers market segment, reaching an average readership rate of 5.2% and an average daily circulation per edition of 58 thousand copies;
- **Portuguese Edition of the National Geographic Magazine:** completed its first year of Portuguese editions in the beginning of April, having 43 thousand subscribers and establishing itself as the second magazine in terms of audience among monthly paid magazines.

ISP

- **Number of broadband Internet access via cable subscribers: 75 thousand**, an increase of 13 thousand from December 2001 figures and over 2.5 times the March 2001 figures.
- **Number of dial-up subscribers: 673 thousand**, a **30% increase** over March 2001.
- Telepac implemented a new commercial strategy in the ISP business. There is now a focus on only two brands instead of the former multi-brand approach: SAPO, directed exclusively at the residential market, and Telepac, directed mainly at the corporate market.
- Re-launch of free Internet access under the brand name "Acesso SAPO". Relying on an already well-known brand for both the access and the portal is expected to result in more significant marketing synergies.

Portals

- **SAPO's page views :** 156 million in March 2002, a 60% increase over March 2001.
- **Unique visitors:** 2.1 million, a 3.5% increase over December 2001.

MAIN DEVELOPMENTS

- On March 8, 2002, PT Multimedia announced its decision to acquire ("Aquisição Potestativa") the remaining 4,186,593 ordinary shares of PTM.com that it did not already own in accordance with Article 194 of the Portuguese Securities Code, which permits a controlling shareholder, who holds 90% or more of a public company, to force minority shareholders to tender their shares for cash. The consideration paid for the remaining 4,186,593 ordinary shares of PTM.com was fixed at Euro 1.93 per share pursuant to the requirements of article 188 of the Portuguese Securities Code. After completion of this acquisition, PTM.com's shares were immediately delisted from trading in the Official Market of Euronext Lisboa. This acquisition also resulted in the loss of PTM.com's status as a public company.
- On March 8, 2002, the PT Multimedia Board appointed Miguel António Igrejas Horta e Costa to replace Norberto Veiga de Sousa, who resigned as Board Member of PT Multimedia.

KEY FINANCIAL AND OPERATIONAL STATISTICS

Financial results

(amounts in millions of Euro)

	1Q 01	1Q 02	% Chg. 1Q 02/1Q 01
Revenues			
TV Cabo	57.419	80.471	40,1%
Lusomundo	66.399	70.617	6,4%
PTM.com	12.863	18.337	42,6%
Adjustments and Holding	(723)	(877)	-21,3%
Total	**135.958**	**168.548**	**24,0%**
EBITDA			
TV Cabo	6.824	12.939	89,6%
Lusomundo	5.680	5.814	2,4%
PTM.com	(1.617)	(3.642)	-125,2%
Adjustments and Holding	(1.782)	(18)	99,0%
Total	**9.105**	**15.093**	**65,8%**

Operating Statistics

	2001	1Q 01	1Q 02	*% Chg. 1Q 02/1Q 01*
PAY TV				
Homes passed ('000)	**2.286**	**2.212**	**2.316**	**4,7%**
Homes with two-way capacity ('000)	**1.439**	**733**	**1.538**	**109,9%**
Subscribers ('000)	**1.160**	**1.011**	**1.187**	**17,4%**
Cable	936	856	947	10,6%
DTH	224	155	240	54,8%
Premium Subscriptions ('000)	**736**	**552**	**767**	**38,9%**
Sports	335	266	346	30,1%
Movies	173	123	180	46,3%
Adult	46	41	44	7,3%
Other	181	122	197	61,5%
Penetration rate (Cable)	**45,2%**	**42,7%**	**45,2%**	**2,5 p.p.**
Pay to basic ratio	**63,4%**	**54,6%**	**64,6%**	**10,0 p.p.**
ARPU (EUR)	**18,2**	**17,5**	**18,9**	**8,0%**
PORTALS (million)				
Sapo Network				
Unique visitors per month (Dec.)	2,04	2,39	2,11	-11,7%
Page views per month (Dec.)	170,8	97,3	155,8	60,1%
ISP				
Total Subscribers ('000)	**682**	**546**	**748**	**37,1%**
Dial Up Internet Access	616	517	673	30,2%
Broadband Internet via Cable	62	29	75	160,8%
Broadband Internet via ADSL	2	-	4	n.m.
Total Dial Up Traffic (million hours)	**36,70**	**9,76**	**8,53**	**-12,6%**
MEDIA				
Readership Rates				
Jornal de Notícias	10,1%	11,2%	10,6%	-0,6 p.p.
Diário de Notícias	4,2%	4,2%	5,2%	1,0 p.p.
TSF Listening Rates	19,8%	19,3%	17,8%	-1,5 p.p.
(Top and mid management tiers in the Lisbon and Porto urban areas)				
Average Circulation per Edition				
Jornal de Notícias	106.978	114.099	108.100	-5,3%
Diário de Notícias	61.119	56.570	58.474	3,4%
AUDIOVISUALS				
Tickets Sold ('000)	8.582	2.199	2.287	4,0%
Lusomundo Cinemas	1.894	477	472	-1,1%
Warner Lusomundo - Portugal	6.688	1.722	1.815	5,4%
Average Attendance Rates				
Lusomundo Cinemas	21,2%	22,1%	20,5%	-1,6 p.p.
Warner Lusomundo - Portugal	23,0%	24,1%	26,9%	2,8 p.p.

OVERALL BUSINESS AND OPERATIONAL REVIEW

Pay-TV

On March 31, 2002, PT Multimedia's cable network reached 2.3 million homes passed, of which 1.5 million have two-way capabilities.

During the first quarter, the total number of pay-TV subscribers reached 1,187 thousand, a 17.4% growth over the same period last year.

Cable subscribers reached 947 thousand, a 10.6% increase over March 2001. This positive performance represents a 2.5 p.p. increase in the penetration rate, which now stands at 45.2%. The number of DTH subscribers increased by 55%, reaching 240 thousand in March 2002, up from 155 thousand in March 2001.

The number of premium channel subscribers grew by 38.9% over the same period last year, reaching 767 thousand. This led to a 64.6% pay-to-basic ratio, which compares with 54.6% in March 2001.

Pay-TV ARPU reached EUR 18.9, which represents an 8.0% growth over the first quarter of 2001 and a 3.8% increase over ARPU figures for 2001 (EUR 18.2).

IDTV

During the first quarter of 2002, TV Cabo remains focused in improving the quality of its IDTV services. Accordingly, a series of actions were taken to improve the attractiveness, stability and functionality of this service's applications.

By the end of the first quarter of 2002, and as a result of a continuous effort to develop interactive communication solutions, the number of interactive channels reached 41. During the first quarter, 28 interactive programs were broadcasted. Highlights include the Coverage of the 2002 Portuguese General Election, the show "Noites interactivas" ("Interactive Nights") and the launch of Video on Demand (VoD), associated with the broadcast of interactive Soccer games. We would also like to highlight the commitment of free-to-air channels in reinforcing its interactive component.

It is also worth mentioning the successful launch of multi-platform and multi-user games, that allow users connected to different platforms, for instance TV and PC to play against each other.

During the first quarter of 2002, the presence of major retail brands in the TV Cabo's IDTV platform was reinforced by the opening of the Continente Online store and the establishment of a partnership with Cidade BCP, aiming at providing homebanking services.

Finally, we would like to mention the development of new applications for interactive advertising. These solutions are already being used by major brands such as Unilever and Audi.

Currently, IDTV is only being offered in the Lisbon metropolitan area as its marketing strategy has been quite cautious.

Media

Newspapers

NEWSPAPERS - Average Circulation per Edition				
Newspapers	2000	2001	Jan-Mar/01	Jan-Mar/02
Jornal de Notícias	104.910	106.978	114.099	108.100
Diário de Notícias	68.322	61.119	56.570	58.474
24H	25.019	32.061	31.798	30.379
Público	55.345	55.273	55.493	n.a.
Correio da Manhã	93.318	102.280	100.324	n.a.
Capital	15.629	11.501	13.980	n.a.

Source: APCT and Lusomundo since December 2001

During the first quarter of 2002, the average daily circulation of Jornal de Notícias reached around 108 thousand copies, representing a 1% growth over the average daily circulation of 2001. The 5% decrease when compared with the same period last year is a result of the more intensive promotional activity carried out during the first quarter 2001.

Diário de Notícias reached an average daily circulation of 58 thousand copies, representing a 3.4% increase over the average figures for the first quarter of 2001.

The decrease in the average daily circulation of 24Horas resulted from the fact that there were more high impact events in the first quarter of 2001.



Readership Rates
14%
12%
10%
8%
6%
4%
2%
0%
13,3%
13,0%
12,1%
11,2%
11,8%
10,5%
11,7%
10,6%
11,0%
10,6%
10,1%
9,7%
9,4%
8,2%
8,7%
8,7%
7,9%
8,0%
5,6%
5,2%
5,0%
4,7%
4,5%
5,2%
4,1%
4,4%
4,2%
4,4%
4,2%
1,7%
1,8%
1,8%
1,6%
1,7%
Abr 00 - Jun 00
Set 00 - Dez 00
Jan 01 - Mar 01
Abr 01 - Jun 01
Set 01 - Dez 01
Jan 02 - Mar 02
Notícias Magazine
Jornal de Notícias
Diário de Notícias
24H
Público
Correio da Manhã

Source: Bareme

In the first quarter of 2002 the group's newspapers' audiences saw a significant growth:

- The audience levels of Jornal de Notícias increased from 10.1% to 10.6%, keeping its strong leadership in terms of daily newspapers;
- The average audience levels of Diário de Notícias reached 5.2%. Diário de Notícias is now the leader among the "quality" newspapers;
- Notícias Magazine (the magazine distributed with the Sunday edition of Diário de Notícias and Jornal de Notícias) has strengthened its position as the largest audience publication in Portugal.

Radio



Listening Rates
Top and Mid Managemente Tiers in Lisbon and Oporto Urban Areas
25,0%
20,0%
15,0%
10,0%
5,0%
0,0%
19,3%
17,7%
15,2%
8,7%
4,9%
22,7%
19,2%
10,7%
7,1%
5,7%
17,9%
14,0%
12,3%
7,9%
5,4%
20,1%
19,8%
9,1%
5,8%
5,4%
23,3%
17,8%
8,8%
6,5%
5,6%
Jan 01 - Mar 01
Abr 01 - Jun 01
Jun 01 - Set 01
Set 01 - Dez 01
Jan 02 - Mar 02
TSF
RFM
Comercial
Nostalgia
RRC1

Source: Bareme

At the beginning of 2002, TSF renovated its programming format, adopting more flexible news schedules and introducing more information on traffic. As far as the average audience levels for the first quarter of 2002 are concerned, TSF recorded a 2 p.p. decrease over the end of last year, reaching 17.8%.

Magazines

MAGAZINES - Average Circulation per Edition				
Magazine	2000	2001	Jan-Mar/01	Jan-Mar/02
Grande Reportagem	21.006	19.892	22.344	17.324
Evasões	23.339	24.482	23.631	18.812
Volta ao Mundo	30.258	30.298	30.365	31.670
Viver com Saúde	28.130	28.036	28.948	22.531
Mundo do CD Rom	10.897	10.987	10.584	11.746
National Geographic Magazine	-	79.673	-	77.422

Source: APCT and Lusomundo since December 2001

In the beginning of April 2002, The National Geographic Magazine completed its first year of Portuguese editions, positioning itself as the second magazine in terms of audience among monthly paid magazines. By the end of March 2002, The National Geographic Magazine subscriber base reached 43 thousand, of which 4 thousand were added in this quarter. During the first quarter of 2002, the average daily circulation of the National Geographic Magazine reached 77.4 thousand copies, a 3.6% increase over 2001, excluding the first edition.

Travelling magazine "Volta ao Mundo" reached an average daily circulation of 31.7 thousand copies in the first quarter of 2002, representing a 4.3% growth over the same period last year.

Audiovisuals

Film Distribution

During the first quarter of 2002, Lusomundo distributed 21 new titles, such as "A Beautiful Mind", "Vanilla Sky", "Astérix & Obélix – Mission Cléopâtre" and "Monsters, Inc.".

Cinema Exhibition

During the first quarter of 2002, Lusomundo's movie theatres in Portugal (Lusomundo Cinemas and Warner Lusomundo) had 2.3 million admissions, a 4% increase over the same period last year. The very positive performance of Vasco da Gama, NorteShopping and Colombo, whose occupancy rates reached over 30%, should be highlighted.

During the first quarter of 2002, the number of Lusomundo's movie theatres decreased to 38 screens, following the closing down of two screens, one in Amadora and the other in Funchal.

During the first three months of 2002, Lusomundo's movie theatres in Spain reached over 1,711 thousand admissions up from 1,485 thousand in the same period last year. Growth is mainly attributable to the opening of the Valencia multiplex in this quarter, adding 13 screens to the existing 82.

Video and videogames

During this quarter the ever increasing dynamism of the DVD format should be highlighted. With more accessible prices of DVD players and the increase in the number of new releases, sales more than doubled the figures for the same period last year. Simultaneously, it was possible to limit decreases in VHS sales. VHS sales decreased around 10% when compared with the same period last year.

The release of several new titles such as "The Emperor's New Groove", "Tomb Raider", "Pearl Harbour" and "Final Fantasy" helped to increase VHS and DVD sales.

During the first three months of 2002, the videogame consoles business segment was dominated by PlayStation 2, whose volume of sales more than doubled in terms of the number of units sold. At the same time, there was a substantial increase in the volume of sales of videogames and accessories.

ISP/ASP

Broadband Internet Access

Netcabo, TV Cabo's broadband Internet access service via cable, continued to post strong growth during the first quarter of 2002. As of March 31, 2002, NetCabo had 75 thousand subscribers up from 13 thousand in December 2001 and 2.5 times the number of clients as of March 31, 2001.

Regarding specific contents for broadband access, an on-line videostore – "Premier" - was launched on SAPO's broadband channel (http://speedy.sapo.pt). Premier allows users to watch videos for a charge. The video rental period, starting at the moment the video is downloaded, may vary between one and three days. During that period, the user may watch the video as many times as he or she wishes. Premier is mainly directed at NetCabo customers who use their broadband access to watch the videos with higher standards of quality and image.

Netfast, PTM.com's broadband Internet access service via ADSL, had 3.6 thousand subscribers as of March 31, a 44% increase over December, 2001. The network coverage of this service was further enlarged and now covers 16 new towns.

Dial-up Access Services and ASP

Telepac (the ISP and ASP owned by PTM.com) continued to show consistent growth of its subscriber base. On March 31, 2002, the number of Telepac dial-up subscribers reached over 673 thousand, a 30% increase over the same period last year.

During the first quarter of 2002, total traffic amounted to 8.5 million hours, a 13% decrease when compared with the same period last year. This decrease reflects the tendency of heavy users to migrate to broadband accesses and the fact that during the first quarter of the current year, the number of working days was lower than in the same period of 2002.

The first quarter was marked by the implementation of a new business strategy. Accordingly, Telepac has evolved from a multi-brand strategy to a focus on only two brands: SAPO, directed exclusively at the residential market, and Telepac, directed mainly at the corporate market.

Under this new strategy, Telepac re-launched the free Internet access, with the brand name of Acesso SAPO. Relying on an already well-known brand for both the access and the portal is expected to result in more significant marketing synergies.

The total number of dedicated access clients (which roughly correspond to the corporate market) showed an 8% increase over the first quarter of 2001.

Portals and E-commerce - Portugal

During the first quarter of 2002, www.sapo.pt kept its leading position. According to Marktest data for the Nov2001/Jan2002/Feb2002 quarter, SAPO reached 60.5% in terms of share of mind.

In March 2002, the number of page views amounted to 156 million, a 60% increase over March 2001. The number of unique visitors per month amounted to 2.1 million, a 3.5% growth over December 2001. Profiting from the integration of Acesso SAPO and NetBI, NetBI's records showed very positive growth, reaching 746 thousand subscribers in March 2002 up from 638 thousand in December 2001.

During the first quarter of 2002, SAPO demonstrated its ability to innovate and continuously update the services it provides. "Mensageiro" (SAPO's Instant Messaging Service) was re-launched in a second version, that is easier to install and more user friendly. The new "Mensageiro" features a completely redesigned image and new capabilities such as "Emotions" (the possibility of sending small images during conversations), search of "Friends" by profile and the possibility of sending and receiving e-mail messages. Along with the new version of "Mensageiro", SAPO has also launched the NetBI's e-mail search service that allows searches by profile, age, sex, name and NetBI username.

SAPO's search service was reformulated and now allows image searches. Additionally, SAPO's Agenda was integrated with SAPO's Web-mail, allowing users to search and use their personal notebook from his or her mail box with no need for additional passwords.

SAPO now also offers the POP3 paid service that allows users to view their SAPO email messages through their usual mail software. For Acesso SAPO users this is a free service.

During the first quarter of 2002, several temporary channels were launched in connection with Carnival, Valentine's Day, Father's Day and The Oscar Awards Ceremony, as well as the launch of the official site of the 2002 edition of Fantasporto.

During the first quarter of 2002, there was a clear bet on ShoppingSAPO. A new advanced search feature, that allows users to search articles by name, description and price with several options for sorting results, was launched. ShoppingSAPO also took advantage of the launch of the new SAPO search that, when displaying results, highlights on a side taskbar the available products on ShoppingSAPO connected to the searched theme. It should be highlighted that there was a significant response to ShoppingSAPO promotional activities associated with Valentine's Day that had levels of orders similar to those reached at Christmas.

Consolidated Financial Results

During the first three months of 2002, PT Multimedia's consolidated operating revenues reached EUR 169 million, a 24% increase over the same period last year.

TV Cabo's revenues accounted for 47.7% of total revenues, while Lusomundo's revenues represented 41.9%. Portal and ISP/ASP businesses revenues were responsible for 10.9% of total revenues.

EBITDA reached EUR 15 million, a 65.8% increase over the same period last year. This evolution was achieved primarily due to the positive performance of TV Cabo. TV Cabo's EBITDA almost doubled, reaching EUR 13 million. PTM.com's start up operations recorded an EBITDA of negative EUR 4 million, while Lusomundo's businesses reached a positive EBITDA of EUR 6 million.

During the first quarter of 2002, PT Multimedia reported a Consolidated Net Loss of EUR 40 million, which compares with EUR 23 million negative in the first quarter of 2001. Net Loss for the first quarter of 2002 reflects an additional EUR 11 million in goodwill amortization, mainly related with the acquisition of PTM.com minority interests.

Consolidated Debt

Consolideted Debt Structure (thousands of Euros)	31-Dec-01	31-Mar-02
Short Term Debt	**57.432**	**65.946**
Overdrafts and Bank Loans	40.432	50.946
Commercial Paper	17.000	15.000
Medium and Long Term Debt	**717.800**	**741.300**
Shareholder Loans	677.776	701.276
Commercial Paper	39.988	39.988
Bank Loans	36	36
Total Debt	**775.232**	**807.246**
Cash and Cash Equivalents	**33.238**	**50.856**
Consolidated Net Debt	**741.994**	**756.390**

As of March 31, 2002, PT Multimedia's debt was of EUR 807 million. Debt is composed almost entirely of shareholder loans made by Portugal Telecom (87%) and it mainly matures in the medium and long term (92%).

As of March 31, 2002, PT Multimedia's cash balance reached EUR 51 million. Therefore, its net debt was EUR 756 million.

Investment

Total investments during the first quarter of 2002 reached EUR 28.3 million, of which EUR 9.8 million correspond to financial investments.

CAPEX during the first quarter of 2002 reached EUR 18.5 million, representing 11% of total consolidated revenues. The breakdown of CAPEX by business line is set out below:

CAPEX (thousands of Euros)	**1Q 02**
TV Cabo	14.313
Lusomundo	718
PTM.com	3.386
Outros	50
Total	**18.467**

TV Cabo

TV CABO (thousands of Euros)	1Q 01	1Q 02	% Chg. 1Q 02/1Q 01
Operating Revenues	**57.419**	**80.471**	**40,1%**
Services rendered	56.065	78.411	39,9%
Sales of merchandise and products	1.354	2.060	52,1%
Operating Costs and Expenses	**59.679**	**79.888**	**33,9%**
Wages and salaries	6.855	7.991	16,6%
Costs of telecommunications	3.876	5.755	48,5%
Programming costs	21.809	28.699	31,6%
Network maintenance and repairs	955	1.187	24,3%
Marketing and publicity	1.665	2.284	37,2%
Other general and administrative	16.814	19.476	15,8%
Costs of products sold	1.638	2.742	67,4%
Depreciation and amortization	9.084	12.356	36,0%
Provisions for doubtful receivables	852	1.799	111,2%
Taxes other than income taxes	395	424	7,3%
Other net operating income	(4.264)	(2.825)	33,7%
Operating Loss	**(2.260)**	**583**	**n.m.**
Net Loss Before Income Tax	**(2.927)**	**(374)**	**87,2%**
Net Loss Before Minoritary Interests	**(3.276)**	**(2.317)**	**29,3%**
Net Loss	**(3.518)**	**(2.608)**	**25,9%**
EBITDA	**6.824**	**12.939**	**89,6%**
EBITDA Margin	**11,9%**	**16,1%**	**4,2 p.p.**

During the first quarter of 2002, TV Cabo's revenues reached EUR 80.5 million, a 40.1% increase over the same period last year. This growth was primarily due to the 17.4% increase in the number of pay-TV subscribers coupled with an 8.0% increase in ARPU resulting from the 10 p.p. increase in the pay-to-basic ratio. This performance was also supported by a 45% increase in advertising revenues, reaching EUR 2.3 million, and by the growth of TV Cabo's Internet Access service.

During the first three months of 2002, TV Cabo's EBITDA amounted to EUR 12.9 million, which is almost twice as much as the EBITDA for the same period last year. EBITDA margin had a 4.2 p.p. increase over the same period last year and now stands at 16.1%, reflecting in particular the expansion of the broadband Internet Access Service.

Lusomundo

REVENUES BREAKDOWN (thousands of Euros)	1Q 01	1Q 02	% Chg. 1Q 02/1Q 01
Audiovisuals			
Theatrical Exhibition	10.387	11.274	8,5%
Film Distribution	1.956	1.593	-18,6%
Exhibition Rights	534	1.030	92,9%
Video	6.844	8.365	22,2%
Videogames	6.473	8.392	29,6%
Other	158	236	49,4%
Total	**26.352**	**30.890**	**17,2%**
Media			
Advertising	19.570	17.109	-12,6%
Copies Sold	8.116	8.800	8,4%
Complementary Products	669	2.240	234,8%
Editorial Notícias	2.230	1.835	-17,7%
Other	1	6	500,0%
Total	**30.586**	**29.990**	**-1,9%**
Services			
Press and Magazines Distribution	17.161	19.466	13,4%
Sales of the Group's Publications and Products	(8.065)	(10.089)	-25,1%
	9.096	**9.377**	**3,1%**
Newspapers Printing	1.193	1.392	16,7%
Printing of the Group's Newspapers	(882)	(1.026)	-16,3%
	311	**366**	**17,7%**
Video and Videogames Distribution	342	405	18,4%
Sales of the Group's Video and Videogames	(278)	(374)	-34,5%
	64	**31**	**-51,6%**
Other	53	74	39,6%
	9.524	**9.848**	**3,4%**
Consolidation Adjustments	(63)	(111)	-76,2%
Consolidated Operating Revenues	**66.399**	**70.617**	**6,4%**

During the first quarter of 2002, the Lusomundo Group's consolidated revenues reached EUR 70.6 million, a 6.4% growth over the same period last year. This evolution is mainly due to the good performance of the audiovisual business segment, whose revenues continued to increase in contrast with the media business, whose performance was once again limited by the decline in spending on advertising.

During the first quarter of 2002, audiovisual revenues amounted to EUR 30.9 million, reflecting a 17.2% increase over the same period last year. Growth was primarily due to the positive performance in the video and videogames business segments, whose revenues increased 22.2% and 29.6%, respectively, over the same period last year.

Cinema exhibition revenues amounted to EUR 11 million, an 8.5% growth over the first three months of 2001. The excellent performance of the Warner Lusomundo movie theatres in December 2001 contributed to this positive evolution.

Film distribution revenues posted a decrease due to the fact that the number of new titles launched by the majors in the first three months of 2002 was inferior to the new releases during the first quarter of 2001. Additionally, during the first quarter of 2001, a larger number of blockbusters were released, with titles such as "Castaway" and "Hannibal".

During the first quarter of 2002, operating revenues of the media business reached EUR 30 millions, a 1.9% decrease from the same period last year.

The unfavourable economic environment during the first three months of 2002 had a negative impact on the advertising market, resulting in a EUR 2.5 million decrease in Lusomundo's advertising revenues when compared with the same period last year. This drop in the spending on advertising was compensated by an increase in newspaper revenues due to the increase in the cover price in most of the Group's newspapers, and by the growth in revenues from products sold in connection with promotional campaigns carried out by Jornal de Notícias. Additionally, this quarter, includes National Geographic Magazine revenues, that were not included in the first quarter of 2001.

LUSOMUNDO (thousands of Euros)	Audiovisuais		Media		Serviços (1)		Adjustments and Holding		TOTAL		
	1Q 01	1Q 02	1Q 01	1Q 02	1Q 01	1Q 02	1Q 01	1Q 02	1Q 01	1Q 02	% Chg.
Operating Revenues	**26.352**	**30.890**	**30.586**	**29.990**	**9.524**	**9.848**	**(63)**	**(111)**	**66.399**	**70.617**	**6,4%**
Operating Revenues	26.352	30.890	30.586	29.990	9.524	9.848	(63)	(111)	66.399	70.617	6,4%
Other Operating Income	104	153	658	765	23	10	(72)	(238)	713	690	-3,2%
Operating Costs	**23.698**	**28.399**	**29.833**	**29.225**	**10.530**	**10.149**	**(122)**	**173**	**63.939**	**67.946**	**6,3%**
Cost of Sales	8.320	9.575	7.460	6.888	6.909	6.799	-	(2)	22.689	23.260	2,5%
Third Party Services	11.636	14.674	11.900	11.952	1.150	526	(346)	(329)	24.340	26.823	10,2%
Wages and Salaries	2.059	2.615	9.918	9.864	1.668	2.043	283	390	13.928	14.912	7,1%
Depreciation and Amortization	1.630	1.598	952	950	778	759	(140)	(164)	3.220	3.143	-2,4%
Provisions	-	-	114	122	33	21	-	-	147	143	-2,7%
Taxes Other Than Income Taxes	*78*	*68*	*40*	*80*	*11*	11	*6*	31	135	*190*	40,7%
Other Operating Costs	(25)	(131)	(551)	(631)	(19)	(10)	75	247	(520)	(525)	-1,0%
Operating Income/(Loss)	**2.854**	**2.491**	**753**	**765**	**(1.006)**	**(301)**	**59**	**(284)**	**2.460**	**2.671**	**8,6%**
Amortization of Goodwill	-	-	511	508	5	3	-	-	516	511	-1,0%
Net Financial Results	(487)	(436)	(714)	(823)	(209)	(203)	(108)	(623)	(1.518)	(2.085)	-37,4%
Net Extraordinary Results	(26)	273	(116)	(267)	(6)	41	181	23	13	70	438,5%
Income/(Loss) Before Income Tax	**2.141**	**2.328**	**(588)**	**(833)**	**(1.226)**	**(466)**	**112**	**(884)**	**439**	**145**	**-67,0%**
Income Tax	684	1.024	129	530	(431)	65	-	45	382	1.664	335,6%
Net Income/(Loss) Before Minority Interests	**1.457**	**1.304**	**(717)**	**(1.363)**	**(795)**	**(531)**	**112**	**(929)**	**57**	**(1.519)**	**s.s.**
Net Income/(Loss)	**1.311**	**1.066**	**(557)**	**(1.371)**	**(683)**	**(540)**	**(407)**	**(586)**	**(336)**	**(1.431)**	**-325,9%**
EBITDA	**4.284**	**4.089**	**1.705**	**1.715**	**(228)**	**458**	**(81)**	**(448)**	**5.680**	**5.814**	**2,4%**
EBITDA Margin	**16,3%**	**13,2%**	**5,6%**	**5,7%**	**-2,4%**	**4,7%**			**8,6%**	**8,2%**	**-0,4 p.p.**

(1) Excluding intra-group transactions.

During the first quarter of 2002, Lusomundo's EBITDA reached EUR 5.8 million, a 2.4% increase over the same period last year. EBITDA margin stood at 8.2%, 0.4 p.p. below the EBITDA margin for the first quarter of 2001.

In spite of the decline of the advertising market during the first quarter of 2002, the media business segment managed to have an EBITDA similar to that of the same period in 2001, and to maintain the EBITDA margin as result of operating cost control measures, increase in the cover price of most newspapers, and decrease in the cost of paper.

The audiovisual business segment EBITDA reached EUR 4.1 million, maintaining the same figures when compared with the same period last year. EBITDA margin in this business segment decreased 3.1 p.p. from the same period last year. This decrease is mainly attributable to the fact that the sales of videogame consoles, whose margin is inferior to that of the other audiovisual business activities, increased its weight in total revenues.

The services area (excluding intra-group transactions) posted a positive EBITDA, which was mainly due to the improvement of Deltapress results. Deltapress took advantage of the increase in the cover price of the main newspapers of Lusomundo and the increase in the products sold in connection with promotional campaigns.

Although Lusomundo realized operating income it accounted for a net loss of EUR 1.4 million during the first quarter of 2001. This was mainly due to the Negative Financial Results of EUR 2.1 million and to an EUR 1.4 million Tax Provision.

PTM.com

PTM.COM (thousands of Euros)	1Q 01	1Q 02	% Chg. 1Q 02/1Q 01
Operating Revenues:	**12.863**	**18.337**	**42,6%**
Services rendered	83	214	159,2%
Sales of merchandise and products	12.780	18.123	41,8%
Operating Costs and Expenses:	**17.008**	**25.119**	**47,7%**
Wages and salaries	3.859	4.056	5,1%
Depreciation and amortization	2.528	3.141	24,2%
Costs of products sold	123	161	31,0%
Costs of telecomunications	4.719	11.245	138,3%
Marketing and publicity	1.626	1.807	11,1%
Other general and administrative	4.100	4.401	7,3%
Provision for doubtful receivables	19	477	2357,5%
Other net operating income	(28)	(236)	-755,8%
Taxes other than income taxes	61	68	11,4%
Operating Income / (Loss) (a)-(b)	**(4.146)**	**(6.783)**	**-63,6%**
Income /(Loss) Before Income Tax	**(5.202)**	**(12.545)**	**-141,2%**
Consolidated Net Loss Before Minority Interests	**(5.248)**	**(12.578)**	**-139,7%**
Consolidated Net Income /(Loss)	**(4.610)**	**(12.571)**	**-172,7%**
EBITDA	**(1.617)**	**(3.642)**	**-125,2%**
EBITDA Margin	**-12,6%**	**-19,9%**	**-58,0%**

During the first quarter of 2002, PTM.com's revenues reached EUR 18.3 million, which compares with EUR 12.9 million during the same period in 2001.

ISP and ASP services revenues reached EUR 16.6 million up from EUR 10.8 million in the first quarter of 2001, reflecting a 54.3% increase. It should be highlighted that the effects of "PRAI" (Proposal for Internet Access Offer) are only reflected in the current year's revenues.

Portal services revenues amounted to EUR 1.5 million, which compares with EUR 2.0 million in the first quarter of 2001.

However, we would like to highlight that portal services revenues in Portugal are not directly comparable with the figures for 2001, since PTM.com's stake in Infordesporto was transferred to Sportinveste Multimédia following an agreement established in August with Sportinveste. Thus, this company is no longer included in PTM.com's consolidated results as of January 1, 2002.

Excluding Infordesporto from the consolidation in 2001, portal services revenues in Portugal posted a 71.4% growth, reaching 1.2 million in 2002 up from 0.7 million in the first quarter of 2001.

Portal revenues in Brazil (related to Investnews) consolidated by PTM.com amounted to EUR 336 thousand during this quarter.

Operating costs, excluding depreciation and amortization, reached EUR 22 million, a 51.8% growth over the same period last year. This increase reflects not only the increase in telecommunication costs resulting from the implementation of "PRAI" and the changes in the conditions of backbone rental.

EBITDA for the first quarter of 2002 was negative, amounting to negative EUR 3.6 million. Net Loss reached EUR 12.6 million. This amount includes a goodwill amortization of EUR 3.4 million, interests expenses of EUR 3.1 million and losses in associated companies of EUR 3.4 million.

Páginas Amarelas

PÁGINAS AMARELAS (thousands of Euros)	1Q 01	1Q 02	% Chg. 1Q 02/1Q 01
Operating Revenues	**4.516**	**5.133**	**13,7%**
Printed Directories	3.561	3.735	4,9%
OAYP	229	228	-0,4%
Internet	623	999	60,4%
Net Revenues	**3.492**	**4.021**	**15,1%**
Operating Income	**(2.601)**	**(2.150)**	**17,3%**
Net Income	**(1.954)**	**(2.583)**	**-32,2%**
Páginas Amarelas Contribution to PT-Multimédia Net Income	**(484)**	**(639)**	**-32,1%**

Note:
Net Revenues correspond to approximately 65% of Operating Revenues. The difference is accounted for by payments to Portugal Telecom, which include royalties, database usage and billing services.

The yellow pages business is highly seasonal. The distribution of directories is made primarily in the second half, which adversely affects first quarter and second quarter results.

During the first quarter of 2002, Páginas Amarelas revenues increased by 14% over the same period last year. This increase was primarily due to the launch of a new directory (Setúbal), which generated an additional EUR 133 thousand and to the increase in revenues from the Madeira directory (+ EUR 80 thousand) and the Internet yellow pages (+ EUR 339 thousand).

Páginas Amarelas' loss before income taxes reached EUR 2.6 million, which compares favourably with negative EUR 3.0 million in the first quarter of 2001.

Net Loss for the first quarter reached EUR 2.6 million, which represents a decrease from the first quarter of 2001. It should be highlighted that last year first quarter net loss benefited of a provision for deferred taxes of EUR 1.1 million.

Note

Except for historic information contained herein, this press release contains certain forward looking statements which involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include, among others, the continued use by subscribers of PT Multimedia's services, technological changes and competition, as well as other factors detailed from time to time in PT Multimedia's filings with the Portuguese Securities and Exchange Commission.

Attachments

Table I - Consolidated Statements of Income for the first quarter of 2001 and for the first quarter of 2002;

Table II - Consolidated Balance Sheets as of December 31, 2001 and March 31, 2002.

Contact

Lídia Falcão
PT Multimedia
Tel: 21 782 47 25
Fax: 21 782 47 35
E-mail: lidia.m.falcao@pt-multimedia.pt

ANEXO I

CONSOLIDATED STATEMENTS OF INCOME FOR THE FRIST QUARTERS OF 2002 AND 2001

PT-MULTIMEDIA– SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMÉDIA, SGPS, S.A. AND SUBSIDIARIES

(Amounts in thousands of Euros)

	1Q 01	1Q 02
Operating Revenues:	**135.958**	**168.548**
Services rendered	100.350	126.380
Sales of merchandise and products	35.608	42.168
Operating Costs and Expenses:	**141.743**	**172.559**
Wages and salaries	25.296	27.675
Depreciation and amortization	14.890	19.104
Own work capitalized	(1.447)	(1.079)
Costs of products sold	24.425	26.182
Other general and administrative	80.160	101.068
Provision for doubtful receivables	977	1.161
Other net operating income	(3.347)	(2.322)
Taxes other than income taxes	789	771
Operating Income /(Loss)	**(5.785)**	**(4.011)**
Other income (expenses):	**(17.427)**	**(33.196)**
Interest expenses and other financial expenses	(8.375)	(9.297)
Interest income and other financial income	1.761	4.574
Equity in earnings (losses) of investees	(1.293)	(7.140)
Amortization of goodwill	(9.422)	(20.300)
Other non-operating income (losses), net	(98)	(1.033)
Income /(Loss) Before Income Tax	**(23.212)**	**(37.207)**
Provision for income taxes	(776)	(2.652)
Consolidated Net Loss Before Minority Interests	**(23.989)**	**(39.858)**
Losses/(Income) applicable to minority interests	1.483	(235)
Consolidated Net Income /(Loss)	**(22.506)**	**(40.094)**
EBITDA	**9.105**	**15.093**
EBITDA Margin	**6,7%**	**9,0%**

ANEXO II

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2001 AND MARCH 31, 2002

PT-MULTIMEDIA– SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMÉDIA, SGPS, S.A. AND SUBSIDIARIES

(Amounts in thousands of Euros)

	December, 31 2001	March, 31 2002
Current Assets:		
Cash and cash equivalents	33.238.300	50.856.494
Accounts receivable-trade, net	126.992.900	125.291.611
Accounts receivable-other, net	69.349.229	94.699.835
Inventories, net	26.181.547	25.419.105
Prepaid expenses and other current assets	11.520.391	12.016.793
Deferred taxes	18.532.525	19.433.481
Total current assets	285.814.892	327.717.319
Investments, net	507.027.603	502.808.513
Fixed Assets, net	330.207.763	327.496.645
Intangible Assets, net	52.845.574	51.336.750
Goodwill, net	824.055.393	809.652.606
Total assets	1.999.951.425	2.019.011.833
Current Liabilities:		
Short term debt and current portion of medium and long-term debt	57.431.741	65.946.058
Accounts payable-trade	139.835.406	193.010.576
Accounts payable-other	107.673.802	48.171.030
Accrued expenses	43.087.639	75.080.492
Taxes payable	17.468.841	18.366.303
Deferred income	7.382.048	5.806.381
Deferred taxes	3.814.525	7.939.816
Total current liabilities	376.694.002	414.320.656
Medium and Long-Term Debt		
Medium and long term debt	40.024.454	40.024.454
Third parties	16.668.825	14.696.496
Shareholders	677.775.808	701.275.808
	734.469.087	755.996.758
Other Non-Current Liabilities	57.389.430	51.653.061
Total liabilities	1.168.552.519	1.221.970.475
Minority Interests	21.517.168	22.562.725
Shareholders' equity:		
Share capital	78.448.464	78.448.464
Reserves and retained earnings	1.103.723.714	1.108.414.281
Retained earnings	(281.111.811)	(372.290.440)
Net profit for the year	(91.178.629)	(40.093.672)
Total equity	809.881.738	774.478.633
Total liabilities and shareholders' equity	1.999.951.425	2.019.011.833